
July 2, 2025

Gregory Poilasne
Chief Executive Officer
Nuvve Holding Corp.
2488 Historic Decatur Road, Suite 230
San Diego, California 92106

> **Re: Nuvve Holding Corp.**
> **Registration Statement on Form S-3**
> **Filed June 27, 2025**
> **File No. 333-288394**

Dear Gregory Poilasne:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Erin Donahue at 202-551-6063 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing